SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
' 240.13d-2(a)

(Amendment No. )*

STANDARD GOLD, INC.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

853442 10 1

(CUSIP Number)

Midwest Investment Partners LLC
Blair C. Mielke
618 North Burkhardt Road, Evansville, IN 47715
(888)769-7327

(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

August 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
__________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 2

1. NAMES OF REPORTING PERSONS

Midwest Investment Partners LLC (“Midwest”)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS*
OO – 8,500,000 shares were obtained as the result of a settlement agreement

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Indiana

	7.	SOLE VOTING POWER
NUMBER OF		17,800,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		8,800,000
WITH
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,800,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.9%

14. TYPE OF REPORTING PERSON
OO – Limited Liability Company

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 3

1. NAMES OF REPORTING PERSONS

Blair C. Mielke

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS*
OO - 8,500,000 shares were obtained as the result of a settlement agreement

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7.	SOLE VOTING POWER
NUMBER OF		17,800,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		8,800,000
WITH
	10.	SHARED DISPOSITIVE POWER
		0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,800,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.9%

14. TYPE OF REPORTING PERSON
IN

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 4

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of Standard Gold, Inc., a Colorado corporation (“Standard Gold,” “Issuer” or the “Company”). The address of the Company’s principal executive offices is 900 IDS Center, 80 South 8th Street, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Midwest Investment Partners LLC, an Indiana limited liability company. The principal business address is 618 North Burkhardt Road, Evansville, IN 47715.  Blair C. Mielke is the Managing Member of Midwest Investment Partners LLC and a director of Standard Gold.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Midwest Investment Partners LLC is an Indiana limited liability company.
Mr. Mielke is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Agreement, dated June 26, 2011, by and between Leslie Lucas LLC, Shea Milling & Mining LLC, and Midwest, Leslie Lucas delivered 8,500,000 shares of Standard Gold to Midwest, which shares were then subject to a voting proxy held by Mr. Alfred Rapetti.

The remainder of the shares were purchased with cash using the working capital of Midwest.

ITEM 4. PURPOSE OF TRANSACTION

Although Midwest has not formulated any other definitive plan, it may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when it deems appropriate. Midwest may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, Midwest has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 5

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b)
Midwest Investment Partners LLC beneficially owns 17,800,000 which includes 150,000 shares of common stock upon conversion of convertible promissory notes and 150,000 shares issuable upon exercise of Warrants. This amount also includes a voting proxy obtained on August 31, 2011 by Midwest with respect to 9,000,000 shares.  Mr. Mielke, as Managing Member of Midwest, has voting power with respect to 17,800,000 shares and dispositive power with respect to 8,800,000 shares.

According to information provided by the Company, as of August 15, 2011, the number of shares outstanding for the Issuer was 42,204,887.  Accordingly, based upon this information Midwest is the beneficial owner of 41.9% of the outstanding shares.

(c) TRANSACTIONS WITHIN THE LAST 60 DAYS

Pursuant to an Agreement, dated June 26, 2011, by and between Leslie Lucas LLC, Shea Milling & Mining LLC, and Midwest, Leslie Lucas delivered 8,500,000 shares of Standard Gold to Midwest, which shares were then subject to a voting proxy held by Mr. Alfred Rapetti.  On August 31, 2011, Mr. Rapetti transferred to Midwest, without consideration, his voting proxy with respect to an aggregate of 17,500,000 shares of Company common stock, which included the 8,500,000 shares of Company common stock Midwest acquired on June 26, 2011.

On September 1, 2011, Midwest invested $25,000 in a Convertible Note offering.  The convertible notes are convertible into 50,000 shares of Common Stock.  Also, in this offering, Midwest received Warrants to purchase 50,000 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

Midwest is a party to the Agreement, dated June 26, 2011, by and between Leslie Lucas LLC, Shea Milling & Mining LLC, and Midwest, delivering 8,500,000 shares of Standard Gold to Midwest (a copy of which is attached hereto as Exhibit 10.1).

Midwest holds a voting proxy with respect to 9,000,000 shares (a copy of which is attached hereto as Exhibit 10.2) which rights were originally granted to Mr. Rapetti pursuant to an Exchange Agreement dated March 15, 2011 (incorporated by reference herein – see Exhibit 10.3).

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 6

ITEM 7.	EXHIBITS.

10.1	Agreement, dated June 25, 2011, by and between Leslie Lucas LLC, Shea Mining & Milling, LLC, and Midwest.

10.2	Transfer of Voting Rights, dated August 31, 2011

10.3
Exchange Agreement, dated March 15, 2011 by and between Standard Gold, Inc., Shea Mining & Milling, LLC, Afignis, LLC, Leslie Lucas Parners, LLC, Wits Basin Precious Minerals Inc. and Alfred A. Rapetti (incorporated by reference to Exhibit 10.13 to Standard Gold’s 10-K filed on March 21, 2011)

CUSIP No. 853442 10 1	SCHEDULE 13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Midwest Investment Partners LLC

Dated: September 9, 2011	/s/ Blair Mielke
Blair Mielke, Managing Partner